Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization
BPR Nimbus LLC	Delaware
BPR Cumulus LLC	Delaware
BPR OP, LP	Delaware
Brookfield Properties Retail Inc. (TRS)	Delaware
GGPLP L.L.C.	Delaware
GGPLP Real Estate LLC	Delaware
GGP Real Estate Holding I, Inc.	Delaware
GGP Real Estate Holding II, Inc.	Delaware
BPY Retail Holdings LLC	Delaware
BPY Retail Holdings REIT LLC	Delaware
WRO Cirrus LLC	Delaware